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Exhibit 99.2

News Release - 2	May 20, 2019

Key Highlights of the Results: Q4 19 and FY19

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Tata Motors Group returns to profits in challenging conditions

•	Net Revenue at FY19 ₹301.9K Cr (+3.7%)
•	TML domestic delivers robust profitable growth
•	JLR returns to profitability in Q4
•	EBITDA at ₹27.0K Cr (EBITDA margin 9.0%), EBIT margin of 1.2% (down 290bps)
•	PAT at ₹ (-26.7K) Cr impacted by exceptional items of ₹ (-29.6K)Cr, partially offset by tax credits
•	Positive FCF (Auto) of ₹ 19.2K Cr in Q4’19 leading to significant improvement in FCF (Auto) for FY19 (- ₹9.2K Cr)
•	Second successive year of positive FCF in TML domestic (₹1.5K Cr for FY19)
•	JLR generated positive FCF of £ 1.4 B in Q4’19 leading to significant improvement in FCF for FY19 (-£ 1.3 B)
•	Strong liquidity as at 31st March 2019:- ₹61.1 K Cr ( Cash & CE ₹42.1 KCr; Committed lines ₹19.0 KCr)

Tata Motors (Standalone incl JO) : ‘Turnaround 2.0’ delivers

•	Unveiled next generation premium urban car – ALTROZ, launched Tata Harrier #BornofPedigree and Tata Nexon achieved ‘5 star’ Global NCAP safety rating
•	Revenue ₹69.2K Cr (+20.3%),
•	YTD market shares up (as compared to FY 18) in PV (+60 bps) and in 3 out of 4 segments in CV ( MHCV trucks+70 bps; ILCV trucks +50bps; SCV & Pick ups+70 bps)
•	Positive FCF of ₹1.5K Cr for FY 19; Second successive year of positive FCF
•	PAT at ₹2.0K Cr
•	EBITDA at ₹5.7K Cr (8.2%), EBIT at 3.8% (+330 bps),
•	CV EBITDA at 11.0% for FY 19 (stable & industry leading); PV business reached EBITDA breakeven at 0.1%
•	Turnaround 2.0 to continue with sharp focus on “Win Decisively in CV”, “Win Sustainably” in PV, “Win Proactively in EV” & Embed Turnaround culture in organisation

Jaguar Land Rover: Returns to profitability in Q4 FY 19. Project Charge on track.

•	Launched the all new Range Rover Evoque with hybrid options.
•	I-PACE takes World Car of the Year triple crown & European Car of the Year
•	JLR Revenue at £ 24.2 Bn (-6.1%), PAT at (-£ 3.3 Bn), EBITDA of £ 1.9 Bn (8.2%), EBIT at -0.7%, FCF (-£1.3 Bn)
•	Strong sequential improvement (EBIT+560 bps Q-o-Q); positive FCF of £ 1.4 Bn in Q4 leading to significant improvement in FCF for FY 19
•	Project Charge on track to achieve £ 2.5 Bn target; Cash benefits started to flow in with £ 1.3b delivered in FY 19
•	JLR taking decisive actions to step up our competitiveness, reduce breakeven, improve cash flows.

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TML Group returns to profits in challenging conditions

•Turnaround 2.0 delivers in TML, Project Charge on track at JLR Q419: Revenue 86.4 KCr (-3.9%); PAT           ₹ 1.1K Cr; FY19: Revenue 301.9 KCr (+3.7%); PAT ₹(-28.7K) Cr

•Turnaround 2.0 delivers in TML, Project Charge on track at JLR

Mumbai, May 20, 2019: Tata Motors Ltd announced its results for the year ending March 31, 2019.

Q4 2019	Conso (₹ Cr Ind AS)		JLR (£M, IFRS)		TML (S) (₹Cr, Ind AS)
	Q4 FY’19	Vs. PY	Q4 FY’19	Vs. PY	Q4 FY’19	Vs. PY
Net Revenue	86,422	(3.9%)	7,134	(5.6%)	18,561	(3.2%)
EBITDA (%)	9.7	(280bps)	9.8	(240bps)	7.0	80bps
EBIT (%)	3.4	(280bps)	3.0	(240bps)	2.3	60bps
PBT(bei)	2,372	(39.9%)	269	(27.1%)	347	(28.9%)

FY 2019	Conso (₹ Cr Ind AS)		JLR (£M, IFRS)		TML (S) (₹Cr, Ind AS)
	FY’19	Vs. PY	FY’19	Vs. PY	FY’19	Vs. PY
Net Revenue	3,01,938	3.7%	24,214	(6.1%)	69,203	20.3%
EBITDA (%)	9.0	(170bps)	8.2	(260bps)	8.2	230bps
EBIT (%)	1.2	(290bps)	(0.7)	(450bps)	3.8	330bps
PBT(bei)	(1,720)	-	(358)	-	2,602	-

bei : before exceptional items

Jaguar Land Rover (JLR)-FY 19	Tata Motors (Standalone, incl JO)-FY 19

•Retails (incl CJLR) down 5.8% to 578,915 units; Wholesales (incl CJLR) down 10.8% to 565,306 in FY19.

•Net Revenue down 6.1% to £24.2B

•EBIT: -0.7% (-450bps), lower China sales and higher D&A.

•PBT (bei) at (£358m), exceptional non-cash charge of (£3,271 m); PAT at (£3,321m)

•Investments: £3.8B in products and technologies

•Free Cash Flows of £(1.3 B), significantly improved due to positive FCF of £1.4 B in Q4 FY 19,

•Wholesales up 15.0% to 732,428 units. CV up 15.6%, PV up 13.6%; Domestic wholesale up 16.2 % retails up 16.5%

•Net Revenue up 20.3% to ₹69.2K Cr

•EBIT: 3.8%(+330 bps), higher realisations, cost savings and operating leverage offsets higher commodity costs

•PBT (bei) at ₹2,602Cr, exceptional item of (₹203Cr); PAT at ₹2,021Cr

•Investments: ₹ 5.3K Cr in products and technologies.

•Free cash flows of ₹1,539 Cr. Second successive year of positive FCF

N Chandrasekaran, Chairman commented,

“Our domestic business delivered a resilient performance in the face of challenging market conditions. We have continued to step up our pace of innovation, improved our market shares as well as our profitability. The ‘Turnaround 2.0’ strategy is delivering well, and I am confident that the business is getting the building blocks in place for long term success.

In JLR, we continue to face challenges in China which we are addressing on priority. To weather the volatile external scenario, we are taking decisive steps to step up competitiveness, reduce breakeven and improve cash flows whilst continuing to invest in exciting products and leading-edge technologies. With these structural interventions, I see Tata Motors Group building the right business model to deliver Competitive, Consistent and Cash Accretive Growth over the medium to long term.”

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TATA MOTORS (STANDALONE INCL. JOINT OPERATIONS)

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business Highlights

•	Turnaround 2.0 delivers in challenging conditions

•	Q4 market conditions adverse due to significant stress on liquidity, higher capacity arising from axle load norm changes and lower economic activity

•	Unveiled next generation premium urban car – ALTROZ, launched Tata Harrier #BornofPedigree and Tata Nexon achieved ‘5 star’ Global NCAP safety rating

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Commercial Vehicles (CV) and Passenger Vehicles (PV) continue to deliver strong growths in the year with strong execution and continued product innovation. CV Wholesale (Dom) was up 17.2% while Retail (Dom) was 22.6%; PV Wholesale (Dom) was up 13.9% while Retail (Dom) was up 4.4%

•	Continue to gain market shares. CV gains in 3 out of 4 segments ( MHCV trucks+70 bps; ILCV trucks +50bps; SCV & Pick ups+70 bps; CV Passenger -130 bps); PV up 60 bps;

•	CV continued to deliver strong margins; EBITDA margins held in challenging market conditions. PV delivered break-even EBITDA for the full year.

financials

In FY ‘19 wholesales (including exports) increased 15.0% to 732,428 units. In the domestic market, M&HCV trucks grew +12%, ILCV trucks grew +23%, SCV & Pick Ups grew +24% and CV Passenger grew by 4%. Domestic PV volumes were up 14% with new products driving growth.

Revenue for the year increased 20.3% to ₹69,203 Cr, Pre-tax profit (before exceptional items) at ₹2,602 Cr (against ₹20 Cr in FY 18). Exceptional charge of ₹203Cr in FY 19 (against ₹967 Cr in FY 18). Profit after tax for the year at ₹2,021 Cr

Q4 FY19 revenue decreased 3.2% to ₹18,561 Cr; Pre-tax profit (before exceptional items) at ₹347 Cr; Profit after tax at ₹106Cr.

Guenter Butschek, CEO and MD, Tata Motors, said “Q4FY19 has been extremely tough with market sentiments remaining muted, impacting demand across segments. The industry outlook is not going to be anything different in the short term due to multiple uncertainties. To mitigate this impact, we have strengthened our actions under the ongoing turnaround. With intense sales activation, new product launches, continued thrust on cost reduction, we have been able to improve our business performance across the board and post strong financial results for the fiscal while improving our market shares. PV has been able to close FY19 with EBIDTA breakeven. Our EV business has started making early inroads into the market and is set to grow. With our updated vision of becoming the most aspirational brand, consistently winning in CV, PV and EV, we remain optimistic for fiscal year 2020.”

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JAGUAR LAND ROVER

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business Highlights

●	Rising sales in UK and US contribute to revenues of £7.1 billion in Q4 and £24.2 billion for full year

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Encouraging demand for new models- Jaguar E-PACE, I-PACE, Range Rover Velar and Range Rover Evoque; Jaguar I-PACE first vehicle to win three World Car awards in one year, on top of European Car of the Year, German Car of the Year and China Green Car of the Year

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Company returns to profitability with fourth quarter pre-tax profit of £269 million before exceptional items. Fourth quarter pre-tax profit of £120 million after transformation costs; Q4 cash flow of £1.4 billion, reflecting improved working capital and investment savings; Full-year pre-tax loss of £358 million before £3.3 billion of exceptional items (Q3 non-cash impairment and Q4 transformation costs)

●	‘Charge’ transformation programme on track with £1.25 billion of efficiencies delivered out of £2.5 billion

●	£3.8 billion invested in product development, new technologies, expanding manufacturing footprint and streamlining product creation process financials

During the year there was encouraging demand for new models including the Jaguar E-PACE sporty compact SUV, the Range Rover Velar mid-size SUV, the refreshed Range Rover and Range Rover Sport (including plug-in hybrid options) and the all-electric Jaguar I-PACE. This helped lift unit sales in the UK by 8.4% and by 8.1% in North America, with JLR outpacing industry growth in both markets, Land Rover was the fastest-growing automotive brand in the USA and Jaguar sales rose sharply in Europe. Continued weakness in China, however, led to a 5.8% decline year-on-year in retail sales to 578,915 vehicles.

Q4 FY19 saw the company return to profitability with pre-tax profits of £269 million before exceptional items (bei) as the ‘Charge’ transformation programme delivered cash and cost cash improvements. Revenues of £7.1 billion were down £421 million year-on-year as weaker China market conditions were partially offset by growing demand in key markets like the UK and US.  In FY19 the company made a pre-tax loss of £358 million bei, from lower unit sales in China. The previously-announced Q3 non-cash impairment charge of £3.1 billion and the redundancy costs in Q4 contributed to a pre-tax loss of £3.6 billion on revenues of £24.2 billion (down £1.6 billion year-on-year). The Charge programme has delivered £1.25 billion of cash savings and cost efficiencies so far. The balance sheet continues to remain strong with £3.8 billion of cash and £1.9 billion undrawn credit facility, resulting in £5.7 billion of total liquidity at the end of year.

Prof. Dr. Ralf Speth, JLR Chief Executive commented, “JLR has been amongst the first companies to address the multiple headwinds simultaneously sweeping the automotive industry, with concerted action to reduce complexity and transform its business through cost and cash flow improvements. We have returned to profitability this quarter and already delivered £1.25 billion of efficiencies and savings. JLR is focused on the future as we overcome the structural and cyclical issues that impacted our results last year. We will go forward as a new company that is leaner and fitter, building on the sustained investment of recent years in new products and the autonomous, connected, electric and shared technologies that will drive future demand.”

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ADDITIONAL COMMENTARY ON FINANCIAL STATEMENTS

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(Consolidated Numbers, Ind AS)

Finance Costs

Finance costs increased by ₹1,077Cr to ₹5,759 Cr during FY’19 vs prior year.

Joint ventures, Associates and Other income

In the fiscal, Net profit from joint ventures and associates amounted ₹210 Cr compared with ₹2,278 Cr in prior year. The decrease is coming mainly from the lower profitability in the JLR’s China JV (CJLR) due to market challenges. Other income(excluding grants) was ₹1,171 Cr versus ₹889 Cr in the prior year.

Free Cash Flows

Free cash flow (automotive) in the year, was negative ₹9,166 Cr reflecting lower operating profits at JLR.

Net Auto Debt

Closing net automotive debt was ₹ 28,394Cr reflecting the cumulative negative free cash flow primarily at JLR.

Notes: Joint Operations refers to Fiat Automobiles Pvt Ltd and Tata Cummins Pvt Ltd

For further information contact

Corporate Communications, Tata Motors Limited

Phone: 00 91 22 6665 7289; www.tatamotors.com

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